Issuer Free Writing Prospectus dated July 18, 2011

(To Prospectus dated June 29, 2011 and

Preliminary Prospectus Supplement dated July 18, 2011)

Filed Pursuant to Rule 433

Registration Statement No. 333-173520

This free writing prospectus relates to the offering of common stock by Kodiak Oil & Gas Corp. and should be read together with the preliminary prospectus supplement dated July 18, 2011 relating to this offering (the “Preliminary Prospectus Supplement”).  To review a filed copy of the current registration statement and Preliminary Prospectus Supplement, click the following link (or if such address has changed, by reviewing our filings on the SEC website at http://www.sec.gov): http://sec.gov/cgi-bin/browseedgar?action=getcompany&CIK=0001322866&owner=exclude&count=40. Our central index key, or CIK, on the SEC website is 0001322866.

KODIAK OIL & GAS CORP. PROVIDES INTERIM CORPORATE UPDATE;

ANNOUNCES EXPANSIONS IN ITS CREDIT ARRANGEMENTS

DENVER —July 18, 2011 /PRNewswire-FirstCall/ — Kodiak Oil & Gas Corp. (NYSE Amex: KOG), an oil and gas exploration and production company with assets in the Williston Basin of North Dakota and Montana, today provided an interim corporate update and announced expansions in its credit agreements.

Williston Basin Operations Update

Kodiak currently operates a four-rig drilling program in the Williston Basin, with the rigs drilling on multi-well pads in three of the Company’s core projects areas: two rigs running in Dunn County, N.D., and one each in the Koala and Smokey Projects in McKenzie County, N.D.  The Company expects to take delivery of a fifth operated rig in the fourth quarter 2011.  In addition to Kodiak’s operated projects, Kodiak continues to participate in non-operated lands located primarily in Dunn County, N.D., where the operator currently has two rigs drilling.  As of July 18, 2011, Kodiak has an interest in 45 gross (21.5 net) producing wells in the Williston Basin.

Kodiak Operated Wells

As described below, drilling and completion operations are ongoing with 10 gross (7.5 net) operated wells scheduled to be completed or where completion operations will commence during the third quarter of 2011.

The Company recently completed two gross (one net) wells, the Koala #3-2-11-13H and the Koala #3-2-11-14H.  Completion plugs are being drilled out and Kodiak expects that the wells will be turned to production in the coming days.  Natural gas pipelines are currently being laid into these wells.

Kodiak expects to begin completion work on an additional eight gross (6.5 net) operated wells during the third quarter 2011.  The operated wells are comprised of:  a four-well pad in Dunn County, where oil and gas pipelines have been laid into the location, and completions are expected to commence in the next few weeks; a two-well pad in Dunn County; and a two-well pad in the Smokey Project area in McKenzie County.

Kodiak Non-Operated Wells

Drilling and completion operations are ongoing with four gross (2.0 net) non-operated wells scheduled to be completed during the third quarter of 2011.  These wells are located on lands within an area of mutual interest in Dunn County, N.D., where Kodiak owns a 50% working interest. The wells are being drilled by two rigs operated by ExxonMobil.  Kodiak expects this level of drilling and completion operations to continue through the end of the year.

These four gross non-operated wells include two gross (1.0 net) wells in which Kodiak participated in the completion of during July 2011. These wells have just been turned to production with no reported initial production rates at this time.  Completion operations are currently underway on a second two-well pad (1.0 net well).

In conjunction with its second quarter 2011 operational and financial results news release, the Company intends to furnish a comprehensive operations update, including per-well performance data that includes working interest, net revenue interest, lateral length and 30/60/90/180 and 360-day production rates.  If applicable, updates on non-operated wells may also be discussed.

Q211 Sales Volumes Higher than Previous Estimates

Kodiak now estimates that its second quarter 2011 sales volumes should represent an approximate 39% increase over first quarter 2011 sales volumes, or an average of approximately 2,600 barrels of oil equivalent per day (BOE/d) for the second quarter 2011.  This compares to the previously disclosed estimates of a 35% increase over first quarter 2011 sales volumes, or approximately 2,500 BOE/d.  Kodiak’s daily sales volumes for the first quarter 2011 averaged 1,864 BOE/d and averaged 1,051 BOE/d during the second quarter of 2010.  On a quarter-over-quarter basis, the Company estimates a 147% improvement in average daily sales volumes, as compared to the second quarter of 2010 quarterly period.

The revised estimates for second quarter 2011 sales volumes are attributed to improved Williston Basin weather conditions during the past several weeks.  The quarter-over-quarter sales volume increase was the result of the benefit of nearly a full quarter of production from the Company’s two Koala wells that were completed in early April 2011.

Dedicated Fracture Stimulation Team

As of July 1, 2011, the Company commenced completion operations under a two-year agreement with its pressure-pumping service company.  Under the terms of the agreement, Kodiak will have a 24-hour dedicated crew for 14 days per month, reconciled on a quarterly basis.

Management Comment

Commenting on ongoing operations, Kodiak’s President and CEO Lynn A. Peterson said:  “Our drilling and completion operations in both McKenzie and Dunn counties continue to move forward.  During Q311, we have more wells scheduled for completion and more rigs drilling new wells than in any quarterly period in our history.  We recently completed two operated wells in our Koala area in McKenzie County as well as participated in the completion of two non-operated wells in Dunn County, all of which we expect to begin flowing back in the next few days.  We are nearly finished with the surface equipment on our operated four-well pad in Dunn County and expect to commence completion operations in the coming weeks with oil and gas flowing to sales in late August.  We are currently participating in completion operations on a second two-well pad with our non-operated interests in Dunn County and expect the wells to be completed in early August.

“As drilling operations on our multi-well pads continue throughout the Basin, the formal agreement with our pumping service company should provide continued improvement in the timing of our well completions. Utilization of pad drilling continues to provide cost savings on the drilling side, but also allows for successive completions, which we believe will improve our efficiencies through reduced time for equipment mobilization and demobilization between wells.  We look forward to expanding this agreement to include more days as we move into the second half of the year and bring our fifth drilling rig under contract.”

Credit Agreement Expansions

Kodiak also today announced that it received an increase in the amounts available for borrowing under its first lien senior secured revolving credit facility with Wells Fargo Bank, N.A. and its second lien senior secured term loan with Wells Fargo Energy Capital, Inc.  The expansion in these credit arrangements was based primarily on the Company’s drilling results to date and, in part, on production and reserves added through acquisitions.

With respect to the first lien senior secured revolving credit facility, the amount available to the Company for borrowing was increased to $110 million from the previously available $75 million. The Company also increased the borrowings under its second lien senior secured term loan by $15 million to a total of $55 million. The additional $15 million borrowed under this term loan was applied to reduce the outstanding balance of the Company’s first lien senior secured revolving credit facility. As a result, the principal amount of the Company’s current borrowings under the first lien senior secured revolving credit facility and the second lien senior secured term loan are $60 million and $55 million, respectively.

“The increase in our reserve-based borrowing base is an important component of proactively managing our overall liquidity as we continue to acquire assets and further exploit our Williston Basin asset base,” said James Henderson,

Kodiak’s Chief Financial Officer.  “Our cash balances, operating cash flow and expanded first lien senior secured revolving line of credit provide the Company with improved liquidity and balance sheet flexibility as we continue our 2011 development drilling program.”

About Kodiak Oil & Gas Corp.

Denver-based Kodiak Oil & Gas Corp. is an independent energy exploration and development company focused on exploring for, developing and producing oil and natural gas in the Williston and Green River Basins in the U.S. Rocky Mountains.  The Company’s common shares are listed for trading on the NYSE Amex exchange under the symbol: “KOG.”

Forward-Looking Statements

This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements in this document include statements regarding the Company’s expectations as to: exploration and development plans; drilling plans, including the timing of drilling commencement and drilling completion of its wells, and the manner and stages in which wells are expected to be drilled; the potential for improvement in the timing of completion activities as a result of a dedicated fracture stimulation team; the number, mobilization, intended use and current planned future location of its rigs; spudding activities; the amount and allocation of the Company’s anticipated capital expenditures and the timing and success of such programs; and the Company’s expectations as to its future development and the amount and sufficiency of future sources of liquidity.  Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, competition, operating risks, acquisition risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for the Company’s oil and gas production, dependence upon third-party vendors, and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.

For further information, please contact:

Mr. Lynn A. Peterson, CEO and President, Kodiak Oil & Gas Corp. +1-303-592-8075

Mr. David P. Charles, Sierra Partners LLC +1-303-757-2510 x11

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.